July 3, 2013

VIA EDGAR

Mara L. Ransom, Assistant Director
Scott M. Anderagg, Special Counsel
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:          Sunrise Global, Inc.
Form 8-K
Filed May 31, 2013
File No. 000-53047

Dear Ms. Ransom and Mr. Anderagg:

On behalf of our client, Sunrise Global, Inc. (the “Company”), we set forth the Company’s response to the comment of the Staff of the Commission set forth in the Staff’s letter of June 10, 2013.  Please be advised that the change of control described in the above referenced Form 8-K did not result in an Item 5.06 change in shell company status.

On behalf of the Company, please be advised that the Company has endeavored to respond fully to the Staff’s comment. Please direct any comments concerning this particular response to the undersigned at (949) 861-3321. Thank you in advance for your courtesy and cooperation.

Very truly yours, Indeglia & Carney /s/ Marc A. Indeglia Marc A. Indeglia

cc: George Gemayel (via electronic mail)

1900 Main Street | Suite 300 | Irvine, CA 92614
Phone 949.861.3321 | Fax 949.861.3324
Email info@indegliacarney.com | www.indegliacarney.com